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                                January 4, 2023

       Nimesh Patel
       Chief Executive Officer
       AMCI Acquisition Corp. II
       600 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: AMCI Acquisition
Corp. II
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed January 3,
2023
                                                            File No. 333-264811

       Dear Nimesh Patel:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4

       U.S. Federal Income Tax Considerations, page 297

   1. Please revise your disclosure in this section to: (1) clearly state that the tax disclosure in this section is the
opinion of White & Case LLP and/or Covington & Burling LLP, and;
                                                        (2) clearly identify
and articulate the opinions being rendered. Refer to sections III.B.2 and III.C.1 of CF Staff
Legal Bulletin No. 19.
 Nimesh Patel
AMCI Acquisition Corp. II
January 4, 2023
Page 2

       You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

FirstName LastNameNimesh Patel                           Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameAMCI Acquisition Corp. II
                                                         Services
January 4, 2023 Page 2
cc:       Elliott Smith
FirstName LastName